UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: February, 2023

Commission File Number: 001-39557

Siyata Mobile Inc.

(Translation of registrant’s name into English)

1751 Richardson Street, Suite #2207,

Montreal, Quebec H3K-1G6, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ☐

On September 1, 2022, Siyata Mobile Inc., a British Columbia (Canada) company, that is a global vendor of Push-to-Talk over Cellular (“PoC”) devices and of cellular signal booster systems, issued a press release announcing that it had received a notification letter dated August 26, 2022 from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that it is currently not in compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”), resulting from the fact that the closing bid price of the Company’s common shares, no par value per share, was below $1.00 per share for a period of 30 consecutive business days.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company had a compliance period of 180 calendar days, or until February 22, 2023 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. The Company did not regain compliance with the minimum $1.00 bid price per share requirement during the first 180-calendar-day Compliance Period and submitted a written request to the Nasdaq to afford it an additional 180-day compliance period to cure the deficiency.

On February 23, 2023, the Company received written notification from the Listing Qualifications Department of Nasdaq granting the Company’s request for a 180-day extension to regain compliance with Nasdaq’s minimum bid price requirement, a copy of which is attached hereto as Exhibit 99.1. The Company now has until August 21, 2023 to meet the requirement. If at any time prior to August 21, 2023, the bid price of the Company’s common shares closes at $1.00 per share or more for a minimum of 10 consecutive business days, the Company will regain compliance with the Bid Price Rule.

If the Company does not regain compliance with the Bid Price Rule during the additional 180-day extension, Nasdaq will provide written notification to the Company that its common shares will be delisted. At that time, the Company may appeal the relevant delisting determination to a hearings panel pursuant to the procedures set forth in the applicable Nasdaq Listing Rules. However, there can be no assurance that, if the Company does appeal the delisting determination by Nasdaq to the hearings panel, that such appeal would be successful.

The Company intends to actively monitor the closing bid price of its common shares and may, if appropriate, consider implementing available options to regain compliance with the Bid Price Rule under the Nasdaq Listing Rules.

Nasdaq’s extension notice has no immediate effect on the listing or trading of the Company’s common shares, which will continue to trade on the Nasdaq Capital Market under the symbol “SYTA.”

EXHIBIT INDEX

Exhibit No.	Description

99.1	Nasdaq letter dated February 23, 2023.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 23, 2023	SIYATA MOBILE INC.

	By:	/s/ Marc Seelenfreund
	Name:	Marc Seelenfreund
	Title:	Chief Executive Officer

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